[Indiana Community Bancorp Letterhead]

June 1, 2011

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Christian Windsor
100 F Street, N.E.
Washington, D.C.  20549-4720

Re:	Indiana Community Bancorp (the “Bancorp”)
Form 10-K for the fiscal year ended December 31, 2010
File No. 000-18847

Dear Mr. Windsor:

We have received your comment letter dated May 18, 2011, concerning the above-referenced filing.  The comment letter asks for our written response within 10 business days or to tell you when we will provide you with our response.

Per my telephone conversation today with Christian Windsor, Senior Counsel – Securities and Exchange Commission (the “Commission”), we are respectfully requesting an extension of an additional five business days to complete our response and allow for the appropriate amount of time and resources, including the coordination of a review process with the Bancorp’s senior management, to consider the staff’s comments.  One of the reasons we will not be able to meet the 10 business day deadline is that our Chief Financial Officer has been ill the past few days and unable to review the response.  He should be back in the office soon and, as a result, we intend to provide our responses to the comment letter no later than June 9, 2011.

On behalf of the Bancorp, I hereby acknowledge that:

•	the Bancorp is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s consideration of this request and look forward to working with you.  Should you have additional comments or questions, please contact me at (812) 373-7389, or our outside counsel, Claudia V. Swhier, at (317) 231-7231.

Sincerely,

/s/ Melissa A. McGill

Melissa A. McGill
Controller

cc:  Claudia V. Swhier, Esq.